February 12, 2015

VIA EDGAR

Kathryn Jacobson, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                          Youku Tudou Inc. (the “Company”)
Responses to the Staff’s Verbal Queries dated January 16 and January 29, 2015

Dear Ms. Jacobson:

To follow up the discussions that the Company had with the staff of the Securities and Exchange Commission (the “Staff”) on conference calls dated January 16, 2015 and January 29, 2015, this letter sets forth the Company’s responses to the verbal comments and inquiries posed by the Staff on the conference calls, together with certain supplemental information that the Company committed to furnish to the Staff.  The dictated comments and queries are presented below in bold and followed by the Company’s responses.

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Conference call on January 16, 2015

1.                                      The Staff inquired about the appropriateness of the Company’s revenue recognition policy for advertising arrangements where revenue is considered contingent upon the delivery of undelivered items, among other things.

The Company respectfully advises the Staff that in light of the queries raised by the Staff regarding the Company’s revenue recognition policy for advertising arrangements where revenue is considered contingent upon the delivery of undelivered items and revenue is thus recognized over the performance period of the last deliverable in the arrangement, the Company has revisited its accounting policy. The Company continues to believe its accounting policy to be appropriate and has provided the basis for the Company’s conclusion in the following technical analysis of the relevant guidance. In addition, the discussion below incorporates key points that were discussed in response to the Staff’s questions posed live on the conference call.

In evaluating its multi-element advertising arrangements, the Company first considers the guidance in ASC-605-25, Multiple Element Arrangements (“ASC-605-25”) to determine (i) whether the arrangement should be divided into separate units of accounting and (ii) the amount of total arrangement consideration that may be allocated to each unit of accounting.  The Company considers each deliverable to be the specific type of advertisement purchased by the customer (e.g. a banner displayed in a particular position on its homepage for a period of time is a single deliverable or a 15 second in-video advertisement being displayed before exhibition of content for a specified number of times over a specified period is a single deliverable).

The Company has concluded that each deliverable in a bundled arrangement to be a separate unit of accounting as it has standalone value because similar types of advertisements sold by the Company are separately sold by other vendors and there is no general right of return provided to customers for any of the deliverables.

When considering the allocation guidance in ASC-605-25-30-5, the Company believes the amount that is allocable to delivered items in its bundled arrangements should be limited to the amount that is not contingent upon the delivery of other items in the arrangement.  Specifically, the Company has concluded that its right to receive consideration from the customer for delivered items is linked to the successful delivery of the remaining undelivered items in the bundled arrangement for the following reasons:

•                  Generally, as each advertising contract represents an overall online advertising campaign that is customized to achieve specific objectives of the advertiser, each deliverable in a bundled arrangement comprises a significant component of the campaign and there is no predominant deliverable that clearly comprises the majority of the value of a bundled arrangement. Therefore, the delivery of all advertising services in a bundled arrangement is required for the advertiser to realize the full benefits of its online advertising campaign and the Company views its rights to receive the total arrangement consideration as linked to the successful delivery of the undelivered items to the customer.  This is further evidenced by the payment terms for the bundled advertising arrangements, which is typically in arrears and ranges from 60-120 days after all advertising services have been provided.

•                  The majority of the Company’s advertising contracts are silent on the Company’s rights to partial payment on delivered items when advertising services remain to be delivered.  Even for contracts that provide for partial payment, there is no specified formula in the contract nor an agreed practice with advertisers to determine the value of partially delivered services.  Accordingly, in cases where contracts are terminated early, the settlement amount is based on negotiations with the advertisers after consideration of various factors, including impact to overall campaign as mentioned above, identity of the advertiser, size of contract consideration, reasons for termination, status of delivery, unit price, discounts and other sales incentives relative to each service deliverable.  As a result, the range of partial payment collected by the Company ranges broadly without a discernable and consistent pattern for determining the final settlement amount, which is supported by the Company’s known cases of early termination of advertising contracts prior to full delivery in fiscal 2013.

•                  PRC law does not provide any standard formulae for the calculation of partial payment for rendered services when it is not specified in the contract.

Accordingly, prior to the delivery of all advertising services specified in the contract, the Company believes there is sufficient uncertainty as to how much of the total contract price it is able to enforce and collect, which represents a contingency when considering the application of ASC-605-25-30-5.  Pursuant to ASC 605-25-30-5, a contingent revenue feature limits the amount of arrangement consideration that is otherwise allocable to a delivered item that can be separately accounted for to the amount that is not contingent on the vendor’s completion of the remaining performance obligations, without considering the likelihood of the vendor’s performance. This is true even if the vendor can demonstrate a history of successful performance.  While the Company is only aware of a limited number of partially delivered advertising contracts in fiscal 2013 (less than 3% of the total number of executed contracts), as ASC-605-25 prohibits the consideration of the likelihood of a vendor being able to successfully deliver remaining performance obligations, the Company limits the amount of consideration allocated to delivered items to the non-contingent amount, and no consideration is allocated to delivered items prior to reaching the commencement of the delivery period of the last deliverable. In other words, while the Company has identified separate units of accounting, no consideration is allocated to delivered items pursuant to ASC-605-25 as it is contingent on future performance.

As a result of the contingency described above, when there are remaining performance obligations in a bundled arrangement, the fees for delivered items are limited to the non-contingent amount, which is nil.  Therefore, the Company’s view is that the entire arrangement consideration is required to be allocated to the last unit of accounting pursuant to ASC-605-25.

Once the arrangement consideration has been allocated to the last service deliverable, the Company considers the general revenue recognition guidance in ASC-605-10-S99-1 (“ASC-605-10”) to determine the timing of revenue recognition for the last service deliverable:

A.    Persuasive evidence of an arrangement;

The Company’s business practice requires signed written contracts for all sales transactions prior to the provision of advertising services. The Company executes advertising contracts with its advertisers following mutually-agreed spot plans, which are attached to the contracts. As summarized above, the main text of an advertising contract contains key terms, such as rights and obligations of the parties, payment terms, contract period and total price, while the spot plan provides for the details of the advertising services, including formats of advertising, quantity, position, listed price, discounts, sales incentives and daily placement schedule.

B.    Delivery has occurred;

Advertising services contracted for are delivered on various channels in accordance with the spot plans through the Company’s automated delivery system, Advertising Management System (“ATM”). Records of advertising displayed are generally tracked by ATM automatically, while some are tracked manually, and retained by the Company as evidence of delivery.

C.    The vendor’s fee is fixed or determinable; and

Fees are considered fixed or determinable when the total consideration in the arrangement is either known or estimable with reasonable certainty.  For the last service deliverable, the Company has concluded that the fees are fixed or determinable because the total arrangement consideration, which is explicitly stated in the contract, is allocated to the last deliverable, there is no general right of return provided to customers for any of the deliverables and customers generally do not have the right to cancel or terminate an arrangement. Therefore, the total arrangement consideration is considered fixed or determinable as the Company has historically been able to provide delivery of all services specified in the arrangement (although this history of successful delivery of services is not considered when evaluating whether the arrangement consideration is contingent under ASC 605-25-30-5, as discussed earlier in this response), has experienced limited cases of early termination of advertising contracts prior to full  delivery and does not have a history of granting concessions to customers.

The Company would like to supplementally advise the Staff, that due to the broad range of settlement amounts in the limited cases of early termination, it has considered whether the variation in payments received in those settlements would affect the conclusion that revenue can be recognized over the period of the last service deliverable (rather than upon completion of the last service deliverable). In other words, the Company has considered whether the settlement experience upon early termination indicates that the arrangement fees associated with the last service deliverable are not fixed or determinable.  As mentioned above, the Company’s known cases of early termination are considered insignificant (both in terms the number of instances compared to the Company’s total executed contracts in 2013 (less than 3%) and the total contract value of these contracts (approximately 2%). Therefore, from the Company’s historical experience, the instances in which concessions were granted to the customer upon early termination are even less and is not indicative of the Company having a history of granting concessions from a transaction volume or dollar value basis (both less than 0.1%).

D.            Collectability is reasonably assured.

The Company performs credit assessments on its customers prior to entering into contracts and determines whether collectability of the contract value is reasonably assured. The assessment is based on the credit history, operation performance, financial position, reputation among peers, funding ability and whether they are popular agents, etc.  All the contracts need to be approved by the sales directors, who are experienced and knowledgeable to make the final decision of such credit assessment. Historically, the Company has experienced minimal bad debts.

The result of the Company’s accounting policy is the same as viewing the bundled arrangement as a combined unit of accounting. The final deliverable model dictates that revenue is only recognized once the last item has been delivered, or over a performance period if the last deliverable is a service, assuming all the other revenue recognition criteria have been met.

Revenue from service transactions generally should be recognized using either the specific performance method, proportional performance method or the completed performance method. As the execution of the last deliverable (including any other services that remain to be delivered) is generally to display a specific advertising format for a specified number of times over a determined period, the Company believes that the proportional performance method is the most appropriate to reflect the pattern of when revenue is earned. The Company can reliably determine the pattern of performance of the last deliverable (including any other services that remain to be delivered) over the remaining performance period by reviewing the number of impressions delivered or the number of days an advertisement is displayed when compared to the total required impressions or total number of days an advertisement is required to be displayed, respectively.  The Company considers that the use of the completed performance method is not appropriate because it has a history of demonstrating that they are able to fully deliver its performance obligations under a bundled advertising arrangement and the majority of the arrangement’s value is not attributable to the final act.

Conference call on January 29, 2015

2.                                      Reference is made to your prior responses to the Staff’s comments 1 and 2 in your response letter dated January 16, 2015. Based on your advertising arrangements, please clarify whether you earn revenues on the number of mobile views or unique monthly visitors? If not, please tell us the nature of qualifying impressions required by your advertisers and whether the measurement of impressions delivered is performed by you, the advertiser or a third party?

The Company respectfully advises the Staff that the Company earns advertising revenues from in-video advertisements based on the number of video views, which includes both mobile views from Internet-enabled devices and views from home and office PC users. Advertising revenues are not earned based on the number of unique monthly visitors.

Advertisers require in-video advertisements to be displayed on a daily basis for a specified period and a minimum level of qualifying impressions per day. Such requirements are specified in the mutually-agreed advertising placement schedule, or “spot plans”, which are attached to the contracts. The Company uses its internally developed Advertising Management System (“ATM”) to schedule, display and track the reach, delivery duration and frequency and to measure the quantity of qualifying impressions of in-video advertisements delivered for all of its advertising contracts. The ATM also supports third-party monitoring of the Company’s delivery of advertising services by enabling retrieval of real-time advertisement delivery data using certain system application interfaces.

Based on contractual requirements, the measurement of impressions delivered for in-video advertisements is either performed by the Company, the advertiser or a specified third party. For the advertising arrangements executed in 2013, approximately 68%, 11% and 21% of the Company’s contracts were monitored by third parties, advertisers and the Company, respectively. The Company uses its ATM to measure the quantity of qualifying impressions of in-video advertisements delivered for all of its advertising contracts and based on the Company’s historical experience, the Company’s measurement of impressions delivered has rarely been different from that of the advertiser or third party.

3.                                      We note your response to the Staff’s comment 3 in your response letter dated January 16, 2015.

•                                          Please expand your disclosure to describe the nature of contingency in your multiple element arrangements and how it is deemed resolved at the beginning of the performance period of the last deliverable in the arrangement. Please also expand your disclosure regarding sales incentives.

In response to the Staff’s comment, the Company undertakes to expand the disclosure regarding the nature of contingency in its multiple element arrangements and supplement the Company’s revenue recognition accounting policy in its financial statements for the year ended December 31, 2014 in its 2014 annual report on Form 20-F as follows:

Revenue recognition

The Group’s revenues are derived principally from online advertising services. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured under ASC subtopic 605-10, Revenue Recognition: Overall (“ASC 605-10”).

Revenue from online advertising services

Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its web pages in different formats, including but not limited to video, banners, links, logos and buttons. The Group makes a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all other revenue recognition criteria are met.

For contracts where the Group provides customers with a bundle of advertising services, the Group first determines whether each identified deliverable qualifies as a separate unit of accounting.  For each unit of accounting, the Group allocates arrangement consideration in accordance with ASC subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements (“ASC 605-25”).  Pursuant to ASC 605-25, a contingent revenue feature limits the amount of arrangement consideration that is otherwise allocable to a delivered item that can be separately accounted for to the amount that is not contingent on the vendor’s completion of the remaining performance obligations, without considering the likelihood of the vendor’s performance. For bundled arrangements, the Group’s right to receive consideration from the customer for delivered items is contingent upon the successful delivery of the remaining undelivered items primarily because its contracts are silent on the Group’s rights to partial payment on delivered items when advertising services remain to be delivered and there is no specified formula in the contract nor an agreed practice with customers to determine the value of partially delivered services.

Therefore, the amount allocated to delivered items in a bundled arrangement is limited to the non-contingent amount, regardless of the Group’s historical experience with respect to resolution of such contingencies.  Once the arrangement consideration has been allocated in accordance with ASC 605-25, all of which is to the last deliverable or the combined unit of accounting when there are other services to be delivered together with the last deliverable, the Group recognizes revenue in accordance with ASC 605-10, whereby service revenue is recognized using the proportionate performance method over the performance period of the last deliverable in the arrangement or the remaining service period of the combined unit of accounting, respectively, if all the revenue recognition criteria are met. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of revenue recognition criteria discussed above.

The Group provides various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies (see “Note 2 — Commissions to third-party advertising agencies”) and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. The Group has a general policy regarding the volume of advertising services to be provided free of charge which depends largely on the volume of advertising services purchased by the advertiser. The Group evaluates all advertising services in a bundled arrangement, whether provided for consideration or free or charge, pursuant to ASC 605-25 to determine whether it qualifies as a deliverable and separate unit of accounting.

•                                          Please tell us how you determine when the last deliverable was delivered under the arrangement, and whether the determination was made by you, the advertiser or the third party.

The Company respectfully advises the Staff that, as stated in its response to comment 1 above, the delivery of advertising services is tracked by ATM and based on the Company’s historical experience; the Company’s measurement of impressions delivered has rarely been different from that of the advertiser or third party. Therefore, based on delivery reports generated from ATM, the Company can determine when the last deliverable has been delivered for all of its advertising contracts. Lastly, upon delivery of all services in an advertising arrangement, it is the Company’s practice to confirm the completed delivery status with advertisers.

•                                          Additionally, please clarify if you accelerate the recognition of the revenues if you are able to provide all deliverables prior to the performance period of the final deliverable.

The Company respectfully advises the Staff that, as stated in its response to comment 1 above, advertisers require in-video advertisements to be displayed on a daily basis for a specified period and a minimum level of qualifying impressions per day. As such, the Company is unable to fully deliver the required advertising services prior to the end of the performance period specified in contracts and acceleration of revenue recognition prior to the performance period of the final deliverable is not appropriate for any of the Company’s advertising contracts.

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The Company hereby acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at (86 10) 5885-1881 (ext. 7746) or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Very truly yours,

/s/ Michael Xu
Michael Xu
Chief Financial Officer
Youku Tudou Inc.

cc:           Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Tudou Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP